

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

January 17, 2018

Imran Firoz
Chief Financial Officer
Forex Development Corporation
1460 Broadway
New York, NY 10036

> **Re: Forex Development Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 22, 2017**
> **File No. 333-221726**

Dear Mr. Firoz:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 19, 2017 letter.

Prospectus Summary, page 3

1.   Your disclosure on page 16 and in Note 1 to the Consolidated Financial Statements, as well as information on your website, indicates that your technology products, such as Condor FX Pro Trading Terminal, will facilitate transactions in cryptocurrency. Please provide us with a detailed explanation of your cryptocurrency-related solutions, including the specific crypto pairs that they involve. Further, explain whether any such digital assets are securities as defined in Section 2(a)(1) of the Securities Act of 1933, and discuss the challenges related to this business, including any regulatory and/or custodial risks.

Risk Factors, page 6

2.   Please delete the last risk factor on page 7, which implies that there are other material risks that you have not disclosed. We will not object if you revise your introductory language to state that you have disclosed all material risk factors.

Liquidity and Capital Resources, page 23

3.   Your revised disclosure indicates that you expect capital expenditures to increase up to $450,000 over the next 12 months. You had previously disclosed that your total expenditures over the next 12 months are expected to be $780,000. Please revise to state the amount of total expenditures you expect to incur over the next 12 months. If such amount is $780,000, please also revise the rest of the disclosure accordingly, as it appears that you will not have sufficient resources to fund your operations for such time.

Executive Compensation, page 27

4.   We refer to your revised disclosure in response to our prior comment 12. Please tell us whether any performance-based bonuses have been awarded to your named executive officers. In this regard, we note your statement that "these bonuses and incentive agreements have not been formalized." To the extent that you have awarded bonuses, please revise the summary compensation table to reflect these amounts in the "Bonus" column, and provide narrative disclosure describing the performance factors that were considered in awarding this compensation.

5.   It appears that your disclosure does not account for the shares of common stock and preferred stock that were issued to your named executive officers for services rendered. Please revise the summary compensation table to reflect the value of this compensation in the "Stock Awards" column, and provide footnote disclosure identifying the underlying issuances, including the number of shares of capital stock that is represented by each. Refer to Item 402(n) and (o) of Regulation S-K.

6.   We refer to your revised disclosure in response to our prior comment 13. Please tell us how you determined that your named executive officers have been serving you in their capacity as independent contractors. Further, describe here and in a risk factor any material conflicts of interest that may relate to these independent contractor arrangements, including any outside employment and limitations on the time that each of these individuals is able to devote to your business. Refer to Item 402(o) of Regulation S-K. Finally, please describe the material terms of the independent contractor arrangements and file the agreements as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 28

7.   You state on page 13 that holders of Series A preferred are entitled to 50 non-cumulative votes per share on all matters presented to your stockholders for action. Please revise your disclosure, including the introductory paragraph, the beneficial ownership table and footnote 2, to clarify that the Series A preferred stock are beneficially owned. Refer to Item 403(a) of Regulation S-K.

Certain Relationships and Related Transactions, page 28

8.   Please disclose information regarding the issuances of common stock and preferred stock to your founders, as disclosed on page 73. Refer to Item 404(d)(2) and Item 404(c)(1) of Regulation S-K.

9.   The Stock Purchase Agreements that have been filed as Exhibits 10.7 and 10.8 in response to prior comment 18 indicate that common stock was issued to immediate family members of Mr. Eaglstein. Please disclose these issuances pursuant to Item 404(d)(1) and Instruction 1.a.iii to Item 404(a) of Regulation S-K.

Consolidated Statements of Cash Flows, page 35

10.   Please revise to clearly label the cash flow statement for the period from January 21 to September 30, 2016 as unaudited. Alternatively, you may refer to unaudited in the header to this statement.

Recent Sales of Unregistered Securities, page 73

11.   Please revise to disclose the issuances of unregistered common stock to Ms. Reed, Mr. Platt, and Mr. Bronnikov, as reflected in the beneficial ownership table provided on page 28. Refer to Item 701 of Regulation S-K.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Adviser, or, in his absence, me at (202) 551-3673 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3750.

Sincerely,

/s/ Folake Ayoola

Folake Ayoola
Special Counsel
Office of Information
Technologies and Services

cc: William B. Barnett, Esq.
        Law Offices of Barnett & Linn